Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

March 24, 2020

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Terence O’Brien, Accounting Branch Chief

RE: Methanex Corporation
Form 40-F for the Year Ended December 31, 2018
Filed March 12, 2019
File No. 000-20115
Response Dated March 13, 2020

Dear Ms. Howser and Mr. O’Brien:

We have reviewed your comment outlined in your letter of March 18, 2020 relating to the captioned item and offer the following response.

Form 40-F for the Year Ended December 31, 2018

2. Significant accounting policies
n) Revenue Recognition, page 56

1.
Based on the information provided in your correspondence dated December 3, 2019 and January 21, 2020 and a telephone conversation on February 19, 2020, we believe your conclusion that you are acting as an agent for the sale of Atlas’ methanol and the resulting recognition of revenue on a net basis is inconsistent with the guidance in IFRS 15.33 and IFRS 15.B37. In this regard, we believe you obtain control of the methanol produced at the Atlas facility before that methanol is transferred to the customer. Please restate your financial statements to recognize revenue for the sale of the methanol produced by Atlas on a gross basis. Please also reconsider management’s assessment of the effectiveness of internal controls over financial reporting and disclosure controls and procedures in light of the restatement.

Our Response:

We expect to file our annual consolidated financial statements for the years ended December 31, 2019 and 2018 imminently with restated 2018 comparative figures for the correction of an accounting error to revise the presentation of revenue and cost of sales from methanol produced at the Atlas facility from a net basis to a gross basis. We have also considered and reflected the impact of this restatement on our assessment of the effectiveness of internal controls and disclosure controls and procedures, and accordingly, have reported a material weakness.

Methanex Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

METHANEX CORPORATION

Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer

cc: KPMG
McCarthy Tetrault LLP